Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

July 11, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Mr. Benjamin Richie Ms. Lauren Nguyen

Re:	Semler Scientific, Inc. Registration Statement on Form S-3 Filed June 6, 2024 File No. 333-280013

Dear Mr. Richie and Ms. Nguyen:

This letter is submitted on behalf of Semler Scientific, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-280013), filed on June 6, 2024 (the “Registration Statement”), as set forth in the Staff’s letter dated July 2, 2024 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), as well as amended supplemental business disclosures and risk factors under Item 8.01 on Form 8-K (“Amended Form 8-K”) on the date hereof, which include changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1 or the Amended Form 8-K as indicated. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1 or the Amended Form 8-K, as the case may be.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-3 Cover Page

1.	It appears that the price of your common stock has fluctuated significantly in the last several months. Please revise your disclosure to address price volatility, potential causes of such volatility, if known, and add a separately captioned risk factor to describe the risk to investors. In addition, on the prospectus cover page, disclose the following:

•	describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances;

•	for comparison purposes, disclose the market price of your common stock prior to the recent price volatility in your stock; and

•	describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on the base prospectus cover page included in Amendment No. 1, and on page 2 of the base prospectus included in Amendment No. 1 in response to the Staff’s comment.

Office of Life Sciences

Division of Corporation Finance

July 11, 2024

Risk Factors, page 2

2.	We note the disclosure on page 7 that you intend to use the net proceeds from the sale of any securities offered under this prospectus primarily for general corporate purposes, including the acquisition of bitcoin, unless otherwise indicated in the applicable prospectus supplement. Please include a separate risk factor here to disclose that proceeds from an offering may be used to purchase additional bitcoin and describe the attendant risks, including the price of bitcoin has been, and will likely continue to be, highly volatile.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3 and 4 of the base prospectus included in Amendment No. 1 to include a separate risk factor in response to the Staff’s comment.

Recent Developments
Bitcoin Strategy, page 5

3.	Please prominently disclose that you are not registered as an investment company under the 1940 Act and that shareholders do not have the protections associated with ownership of shares in a registered investment company or the protections afforded by the Commodities Exchange Act.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 9 of the base prospectus included in Amendment No. 1 and page 2 of the ATM prospectus included in Amendment No. 1 in response to the Staff’s comment.

4.	Please briefly explain the relevance of the comparisons to gold given you previously held cash in a variety of non-interest bearing bank accounts, interest bearing money markets, and treasury bills. Additionally, provide the basis for your beliefs that bitcoin “has the potential to generate outsize returns” and its increasing acceptance as “digital gold.” Balance this discussion by disclosing that bitcoin is a highly volatile asset and quantity the range that bitcoin has traded in the last twelve months.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 9 of the base prospectus included in Amendment No. 1 and pages 2-3 of the ATM prospectus included in Amendment No. 1, as well as page 1 of the Amended Form 8-K in response to the Staff’s comment.

5.	Refer to exhibit 99.1 to the Form 8-K filed June 6, 2024. We note the use of the term “unregulated” when referring to certain bitcoin trading venues. Please revise to qualify your use of this term by clarifying that these venues may be subject to regulation in a relevant jurisdiction but may not be complying.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its supplemental disclosure on pages 17 and 18 of the Amended Form 8-K in response to the Staff’s comment (which Amended Form 8-K is also filed as Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment 18).

Office of Life Sciences

Division of Corporation Finance

July 11, 2024

6.	Please disclose your policies governing when you exchange your cash for bitcoin and when you monetize your bitcoin. In addition, disclose whether you have policies governing the percentage of your treasury holdings that will be bitcoin.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 2 of the Amended Form 8-K in response to the Staff’s comment.

7.	To the extent you intend to hedge your bitcoin exposure, please discuss your hedging strategy. To the extent you do not intend to hedge your bitcoin exposure, revise the bitcoin volatility risk factor to describe the associated risks.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 3 of the Amended Form 8-K in in response to the Staff’s comment.

8.	You state that you would become subject to additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your bitcoin holdings. Please discuss the strategies you are contemplating, the factors you will consider in determining whether to pursue a particular strategy, and describe the associated risks.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 23 of the Amended Form 8-K in response to the Staff’s comment.

9.	Please disclose the identity of your liquidity provider and disclose the material terms of the agreement, including which party is responsible for the costs associated with transfers of bitcoin.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 6 of the Amended Form 8-K in response to the Staff’s comment.

However, the Company respectfully disagrees with the Staff’s request to name the Company’s liquidity providers. The Company submits to the Staff that the names of these third-party service providers are not meaningful to stockholders. Moreover, disclosure of the names of the service providers is potentially harmful to the Company as it exposes the Company to the risk of phishing or spoofing or other illegal means to gain unauthorized access to the Company’s digital assets.

10.	To the extent that future bitcoin purchases will be executed using a time-weighted average price over a pre-arranged time period, please revise your disclosure as follows:

•	Describe the material aspects of methodology used to calculate the time-weighted average price of bitcoin.

•	Disclose the pre-arranged time periods for the transfers of bitcoin and describe how the bitcoin is transferred.

•	To the extent that the average price is calculated by referencing crypto asset trading platforms, identify the trading platforms, where each trading platform is located and how it is licensed or regulated, and the criteria and process for selecting particular trading platforms.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 6 of the Amended Form 8-K in response to the Staff’s comment.

Office of Life Sciences

Division of Corporation Finance

July 11, 2024

11.	You state that your bitcoins are held in cold storage with a third-party provider. Please identify the third-party custodian and file the custody agreement as an exhibit to the registration statement. Also disclose and discuss the material aspects of the bitcoin custody agreement, including the following:

•	Describe how the custodian stores the private keys, including whether they will be commingled with assets of other customers and the geographic area where they will be stored.

•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoin.

•	Disclose whether the custodian carries insurance for any losses of the bitcoin it custodies for you. If so, quantify the amount of and character of the insurance, disclose whether the insurance is shared among the custodian’s customers, and describe any limitations on the custodian’s liability.

•	Identify and describe the regulatory regimes applicable to the custodian and additional custodians you engage in the future.

•	Discuss your plans to engage additional custodians, including how you will select a particular custodian and any policies for allocating your bitcoin holdings.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 6 and 7 of the Amended Form 8-K in response to the Staff’s comment. However, the Company respectfully disagrees with the Staff’s request to name the Company’s custodians, as well as to file the Company’s custodial agreements as Exhibits to Amendment No. 1. The Company submits to the Staff that neither the names of, nor the ordinary course agreements with, these third-party service providers provide any meaningful information to stockholders. Moreover, disclosure of the names of the service providers is potentially harmful to the Company as it exposes the Company to the risk of phishing or spoofing or other illegal means to gain unauthorized access to the Company’s assets.

Importantly, these third-party service agreements with its custodians are not “material contracts” for purposes of Item 601(b)(10)(ii) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent (emphasis added), as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent (emphasis added);

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

Office of Life Sciences

Division of Corporation Finance

July 11, 2024

The Company respectfully advises the Staff that companies who buy and sell digital assets, routinely enter into custodial agreements in the ordinary course with service providers to engage in market transactions (buying and selling) and to hold these digital assets. The Company respectfully advises the Staff that these services are offered by multiple service providers and that the Company has many alternatives from among which to select such services providers. These custodial arrangements are equivalent to bank accounts, or brokerage accounts, and the Company is not required to exclusively use any one service provider, nor is the Company required to maintain any relationship with any particular service provider – it is free to contract with as many (or few) service providers as it would like. Such ordinary course agreements need not be filed as exhibits under Item 601 of Regulation S-K unless they are contracts upon which the business is substantially dependent. Accordingly, the Company had the option to select (and did evaluate) multiple custodians prior to selecting its current custodians as its third party service providers for its bitcoin strategy.

Because there are risks associated with storage of digital assets with a third party custodian, the Company has included risk factor disclosure to this effect on pages 19, 20, and 21 of the Amended Form 8-K. However, these are the same risks that any issuer faces with any third-party service provider, and neither the Company’s core business nor its bitcoin strategy is dependent on (let alone substantially dependent on) the services provided by any one custodial arrangement.

While the Company determined to disclose the existence of its custodial arrangements to provide investors with meaningful information regarding the holding and storage of its digital assets, and about the framework upon which it is executing its new bitcoin strategy, these third party service agreements are not and will likely never be or become “material contracts” within the meaning of Item 601(b)(10)(ii) of Regulation S-K.

12.	You state that “no assurance can be provided that our custodially-held bitcoin will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.” Please add a separate risk factor describing the specific risks and illustrate with recent examples where such an event has occurred.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 23 of the Amended Form 8-K in response to the Staff’s comment.

13.	Please disclose your policies related to forks and airdrops. Also describe the risks associated with forks and airdrops in a separate risk factor and illustrate these risks by providing an example, with quantification, of the impact that hard forks have had on crypto assets.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3, 8 and 24 of the Amended Form 8-K in in response to the Staff’s comment.

14.	Please describe anti-money laundering (AML), know-your-customer (KML) and other procedures conducted by you and the liquidity provider to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add risk factor disclosure describing the risks of that these due diligence procedures may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 6 and 24 of the Amended Form 8-K in in response to the Staff’s comment.

Office of Life Sciences

Division of Corporation Finance

July 11, 2024

15.	Please include a specific cross-reference here to your Bitcoin Strategy Related Supplemental Disclosures document, filed as Exhibit 99.1 to your June 6, 2024 Form 8-K. Where you describe your new bitcoin strategy, please make appropriate changes.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 8 of the base prospectus included in Amendment No. 1 and pages 3 and 5 of the ATM prospectus included in Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 5

16.	Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. Your discussion should include an analysis of the applicability of the Investment Company Act of 1940. We note some of your disclosures in Exhibit 99.1 to the Form 8-K filed June 6, 2024.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4 and 5 of the base prospectus included in Amendment No. 1 and page 8 of the ATM prospectus included in Amendment No. 1 in response to the Staff’s comment.

17.	Please describe any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of the crypto assets you may elect to use as collateral. We note some of your disclosures in Exhibit 99.1 to the Form 8-K filed June 6, 2024.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 5-6 of the base prospectus included in Amendment No. 1 and pages 9-10 of the ATM prospectus included in Amendment No. 1, as well as page 12 of the Amended Form 8-K in response to the Staff’s comment.

Exhibits Index, page II-1

18.	The Bitcoin Strategy Related Supplemental Disclosures document appears directly related to the offering and the disclosures in your registration statement. Please include as an exhibit to your registration statement your Bitcoin Strategy Related Supplemental Disclosures document.

RESPONSE: The Company acknowledges the Staff’s comment and has included as an exhibit to Amendment No. 1 its Bitcoin Strategy Related Supplemental Disclosures included in the Amended Form 8-K as Exhibit 99.1 in response to the Staff’s comment.

***

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Douglas Murphy-Chutorian, Semler Scientific, Inc.
Renae Cormier, Semler Scientific, Inc.